NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andy Tucker T: (202) 689-2987 andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

March 31, 2022

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Office of Real Estate & Construction

RE:	Aura FAT Projects Acquisition Corp

Registration Statement on Form S-1

Filed March 18, 2022

File No. 333-263717

Ladies and Gentlemen:

On behalf of Aura FAT Projects Acquisition Corp, a Cayman Islands exempted company (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated March 23, 2022 with respect to the Company’s Registration Statement (“Registration Statement”). This letter is being submitted together with the Registration Statement, which has been revised to address other changes. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and is followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

March 31, 2022

Form S-1

Signatures, page II-5

1. We note your response to comment 3. Please include the signatures of Tristan Lo and David Andrada in their capacities as directors.

Response: We have added the signatures of Tristan Lo and David Andrada in their capacities as directors to page II-5.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker

Enclosures

cc:	(via e-mail)

Aura Fat Projects Acquisition Corp

AT